August 3, 2012

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Chesapeake Energy Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for fiscal quarter ended March 31, 2012
Filed May 11, 2012
Definitive Proxy Statement on Schedule 14A
Filed May 11, 2012
File No. 1-13726

Dear Mr. Schwall:

This letter is to confirm our conversation with the staff on July 31, 2012 regarding our need for an extension of time to respond to the comments contained in your letter dated July 23, 2012.  As discussed, the business and travel commitments of key personnel responsible for the preparation, review and approval of our response will not permit us to submit a thoughtful response within the initial 10 business day period.

We appreciate you agreeing to extend our comment response time to Friday, August 31, 2012.

Sincerely,

/s/ Jeffrey J. Zanotti

Jeffrey J. Zanotti
Senior Corporate Attorney &
Assistant Corporate Secretary

cc:  Ms. Connie S. Stamets, Bracewell & Giuliani LLP